Exhibit A-3

CLECO CORPORATION
Balance Sheet - Consolidating
December 31, 2002
(Unaudited)

	#	Cleco Corporation	Cleco Support Group LLC	Cleco Power LLC	Cleco Midstream Consolidated	Cleco Innovations Consolidated	CLE Resources Inc	Eliminations and Reclassifications	Cleco Corporation Consolidated
ASSETS									
Current Assets									
Cash and Cash Equivalents		$ 44,971,031	$ -	$ 69,166,795	$ 330	$ -	$ 192,669	$ -	$ 114,330,825
Restricted Cash, current portion		-	-	-	7,762,000	-	-	-	7,762,000
Customer Accounts Receivable		-	-	25,466,552	7,257,132	(125,000)	-	-	32,598,684
Customer Accts Rec Intercompany		27,079,137	7,684,780	9,296,079	26,734,401	1,038,727	299,187	(72,132,311)	-
Other Accounts Receivable		22,512	167,687	23,553,477	21,501,406	12,051	7,223	-	45,264,356
Notes Receivable		-	-	-	-	-	-	-	-
Notes Rec Intercompany		278,610,387	-	-	-	-	-	(278,610,387)	-
Taxes Receivable		1,304,054	-	18,123,434	4,573,984	426,286	557,083	(1,378,165)	23,606,676
Unbilled Revenues		-	-	15,996,036	4,175,109	-	-	-	20,171,145
Unbilled Rev Intercompany		-	-	-	-	-	-	-	-
Fuel Inventory		-	-	13,309,482	-	-	-	-	13,309,482
Materials Inventory		-	-	12,333,040	2,082,746	-	-	-	14,415,786
Margin Deposits		-	-	(6,824)	324,602	-	-	-	317,778
Risk Management Asset		-	-	117,180	218,135	-	-	-	335,315
Accum Def Fuel - Asset		-	-	-	-	-	-	-	-
Accum Current Deferred Taxes, net		-	114,915	3,651,790	943,824	-	-	(881,821)	3,828,708
Other Current Assets		3,435,586	-	4,239,314	75,148	1,190,322	-	-	8,940,370
Total Current Assets		355,422,707	7,967,382	195,246,355	75,648,817	2,542,386	1,056,162	(353,002,684)	284,881,125
Property, Plant & Equipment									
Property, Plant & Equipment		-	4,290,542	1,617,253,710	577,802,074	756,938	-	-	2,200,103,264
Accumulated Depreciation		-	(1,483,519)	(680,304,939)	(32,390,317)	-	-	-	(714,178,775)
Net Property, Plant & Equipment		-	2,807,023	936,948,771	545,411,757	756,938	-	-	1,485,924,489
Goodwill		-	-	-	-	-	-	-	-
Construction Work-In-Progress		-	2,576,503	76,131,159	1,512,165	10,493	-	-	80,230,320
Total PP&E		-	5,383,526	1,013,079,930	546,923,922	767,431	-	-	1,566,154,809
Investment in Subsidiary									
Investment Consolidated		247,404,530	-	-	-	-	-	(247,404,530)	-
Investment Equity		-	-	-	273,688,163	-	-	-	273,688,163
Total Investment in Subsidiary		247,404,530	-	-	273,688,163	-	-	(247,404,530)	273,688,163
Other Assets									

Exhibit A-3

CLECO CORPORATION
Balance Sheet - Consolidating
December 31, 2002
(Unaudited)

	#	Cleco Corporation	Cleco Support Group LLC	Cleco Power LLC	Cleco Midstream Consolidated	Cleco Innovations Consolidated	CLE Resources Inc	Eliminations and Reclassifications	Cleco Corporation Consolidated
Prepayments		2,561,698	176,631	8,733,175	21,375,580	18,264	-	-	32,865,348
Operating Lease Asset		-	-	-	10,369,759	-	-	-	10,369,759
Restricted Cash, less current portion		-	-	5,876	45,900,698	-	-	-	45,906,574
Regulatory Assets-Def Taxes		-	-	65,268,110	-	-	-	-	65,268,110
Other Deferred Charges		623,094	3,646,419	56,161,157	5,040,406	-	-	1,190	65,472,266
Accum Lg-Term Deferred Inc Taxes, net		1,271,621	2,545,854	-	-	-	1,187	(3,818,662)	-
Total Other Assets		4,456,413	6,368,904	130,168,318	82,686,443	18,264	1,187	(3,817,472)	219,882,057
TOTAL ASSETS		$ 607,283,650	$ 19,719,812	$ 1,338,494,603	$ 978,947,345	$ 3,328,081	$ 1,057,349	$ (604,224,686)	$ 2,344,606,154
LIABILITIES									
Current Liabilities									
Short-Term Debt		$ 171,550,000	$ -	$ 107,000,000	$ 36,750,000	$ -	$ -	$ -	$ 315,300,000
Short-Term Debt Intercompany		-	2,282,348	-	269,462,478	6,865,561	-	(278,610,387)	-
Lg-Term Due in 1 Year		202,055	-	25,000,000	20,199,577	-	-	-	45,401,632
Accounts Payable		1,567,362	4,495,585	63,108,455	34,769,294	104,868	-	-	104,045,564
Retainage		-	-	46,149	6,232,253	-	-	-	6,278,402
Accrued Payroll		-	391,867	1,450,320	337,792	-	-	-	2,179,979
Customer Payable Intercompany		27,502,565	2,641,526	9,125,480	31,433,337	675,174	714,218	(72,092,300)	-
Customer Deposit		-	-	21,069,063	18,111	-	-	-	21,087,174
Taxes Accrued		-	1,378,165	-	-	-	-	(1,378,165)	-
Interest Accrued		1,246,085	-	7,724,979	6,645,101	-	-	(69,737)	15,546,428
Accum Def Fuel - Liability		-	-	3,559,084	-	-	-	-	3,559,084
Risk Management Liability		-	-	1,934,518	375,277	-	-	-	2,309,795
Accum Current Deferred Taxes, net		865,318	-	-	-	16,503	-	(881,821)	-
Other Current Liabilities		1,659,564	(24,438)	1,282,594	-	113,057	-	-	3,030,777
Total Current Liabilities		204,592,949	11,165,053	241,300,642	406,223,220	7,775,163	714,218	(353,032,410)	518,738,835
Deferred Credits									
Accum Lg-Term Deferred Inc Taxes, net		-	-	274,204,888	28,630,309	2,189	-	(3,818,662)	299,018,724
Accum Def Investment Tax Credit		-	-	20,743,914	-	-	-	-	20,743,914
Regulatory Liab - Def Taxes		-	-	-	-	-	-	-	-
Other Deferred Credits		208,016	10,171,786	42,911,947	3,723,224	256,815	140,000	30,917	57,442,705
Total Deferred Credits		208,016	10,171,786	337,860,749	32,353,533	259,004	140,000	(3,787,745)	377,205,343

CLECO CORPORATION
Balance Sheet - Consolidating
December 31, 2002
(Unaudited)

	#	Cleco Corporation	Cleco Support Group LLC	Cleco Power LLC	Cleco Midstream Consolidated	Cleco Innovations Consolidated	CLE Resources Inc	Eliminations and Reclassifications	Cleco Corporation Consolidated
Long-Term Debt, net		99,994,666	-	335,516,936	433,171,738	-	-	-	**868,683,340**
TOTAL LIABILITIES		304,795,631	21,336,839	914,678,327	871,748,491	8,034,167	854,218	(356,820,155)	**1,764,627,518**
EQUITY									
Preferred Stock									
Not Subject to Mandatory Redemption		26,577,848	-	-	-	-	-	-	**26,577,848**
Def Stock - Preferred Stock Held by ESOP		(9,070,011)	-	-	-	-	-	-	**(9,070,011)**
Total Preferred Stock		17,507,837	-	-	-	-	-	-	**17,507,837**
Common Stock & Mbrs' Equity									
Common Stock		47,065,152	-	-	-	-	-	-	**47,065,152**
Premium on Capital Stock		153,277,012	-	-	-	-	-	-	**153,277,012**
Capital Stock Expense		(531,708)	-	-	-	-	-	-	**(531,708)**
Members' Equity		-	(253,836)	424,729,990	107,397,427	(4,347,967)	203,131	(196,104,531)	**331,624,214**
Lg-Term Debt Payable Common Stock		-	-	-	-	-	-	-	**-**
Retained Earnings		85,749,086	-	-	-	-	-	(51,300,000)	**34,449,086**
Other Comprehensive Income		-	(1,363,191)	(913,714)	(198,573)	(358,119)	-	-	**(2,833,597)**
Treasury Stock		(579,360)	-	-	-	-	-	-	**(579,360)**
Total Common Stock & Mbrs' Equity		284,980,182	(1,617,027)	423,816,276	107,198,854	(4,706,086)	203,131	(247,404,531)	**562,470,799**
TOTAL EQUITY		302,488,019	(1,617,027)	423,816,276	107,198,854	(4,706,086)	203,131	(247,404,531)	**579,978,636**
TOTAL LIABILITIES & EQUITY		$ 607,283,650	$ 19,719,812	$ 1,338,494,603	$ 978,947,345	$ 3,328,081	$ 1,057,349	$ (604,224,686)	**$ 2,344,606,154**